SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TESSERA TECHNOLOGIES, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE

WITH AN EXERCISE PRICE OF AT LEAST $26.08 PER SHARE

(TITLE OF CLASS OF SECURITIES)

88164L100

(CUSIP NUMBER OF CLASS OF SECURITIES)

BERNARD J. CASSIDY

SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

3025 ORCHARD PARKWAY

SAN JOSE, CALIFORNIA 95134

(408) 321-6000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

ROBERT A. KOENIG, ESQ.

LATHAM & WATKINS LLP

140 SCOTT DRIVE

MENLO PARK, CALIFORNIA 94025

(650) 328-4600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$18,460,139	$1,030.08

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,414,570 shares of common stock of Tessera Technologies, Inc. having an aggregate value of $18,460,139 as of June 1, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Filing Party: Not Applicable

Form or Registration No.: Not Applicable

Date Filed: Note Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to our offer (the “Offer”) to exchange certain options to purchase shares of our common stock, par value $0.001 per share, having an exercise price of at least $26.08 per share, outstanding under the Fourth Amended and Restated 2003 Equity Incentive Plan (the “2003 Plan”) and held by eligible employees for replacement options to purchase a lesser number of shares of our common stock to be granted under the 2003 Plan (the “Option Exchange”), upon the terms and subject to the conditions set forth in (a) the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options According to an Exchange Ratio, dated as of June 2, 2009 attached hereto as Exhibit (a)(1)(A) (the “Offer Information Document”), (b) communication to eligible employees dated as of June 2, 2009 and attached hereto as Exhibit (a)(1)(B), (d) the form of communications to certain eligible employees confirming receipt of election forms and reminding eligible employees of the Option Exchange and attached hereto as Exhibits (a)(1)(C) and (D), (e) the election form attached hereto as Exhibit (a)(1)(E), (f) screen shots of the Option Exchange website on Tessera’s intranet attached hereto as Exhibit (a)(1)(F), and (g) the employee presentation materials attached hereto as Exhibit (a)(1)(G). These documents, as may be amended or supplemented from time to time, collectively constitute the “Exchange Offer Materials.” Employees who are eligible to participate in this Offer include all of our employees and employees of our wholly-owned subsidiaries and who continue to provide services to us or our wholly-owned subsidiaries through the completion of the Option Exchange. The number of shares of our common stock to be subject to the replacement options will be based on exchange ratios that vary depending upon the exercise price of the surrendered options. Each option holder that elects to exchange options pursuant to the Option Exchange must submit an election form and will be granted replacement options to purchase that number of shares of common stock determined in accordance with an applicable exchange ratio.

This Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

The information in the Exchange Offer Materials, including all schedules and annexes thereto, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(G) attached hereto, are incorporated by reference in answer to Item 1 through Item 11 in this Schedule TO.

Unless the context requires otherwise, references in this Schedule TO to “Tessera,” the “Company,” “we,” “us,” “our,” and “ours” mean Tessera Technologies, Inc. and its subsidiaries.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(A)	Offer Information Document, dated as of June 2, 2009.

(a)(1)(B)	Announcement of Tessera Option Exchange Program, dated as of June 2, 2009.

(a)(1)(C)	Form of Communication Regarding Confirmation of Receipt of Election Form.

(a)(1)(D)	Form of Communication Regarding Reminder of Expiration of Offer to Exchange.

(a)(1)(E)	Election Form.

(a)(1)(F)	Screen Shots of Option Exchange website on Tessera’s Intranet.

(a)(1)(G)	Employee Presentation Materials.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Fourth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.1 to Tessera’s Registration Statement on Form S-8 (SEC File No. 333-151659), filed June 13, 2008, and incorporated herein by reference).

(d)(2)	Form of Stock Option Grant Notice and Stock Option Agreement for Replacement Options for the Tessera Technologies, Inc. Fourth Amended and Restated 2003 Equity Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2009	TESSERA TECHNOLOGIES, INC.

	By:	/s/ Bernard J. Cassidy
Bernard J. Cassidy
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Offer Information Document, dated as of June 2, 2009.

(a)(1)(B)	Announcement of Tessera Option Exchange Program, dated as of June 2, 2009.

(a)(1)(C)	Form of Communication Regarding Confirmation of Receipt of Election Form.

(a)(1)(D)	Form of Communication Regarding Reminder of Expiration of Offer to Exchange.

(a)(1)(E)	Election Form.

(a)(1)(F)	Screen Shots of Option Exchange website on Tessera’s Intranet.

(a)(1)(G)	Employee Presentation Materials.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Fourth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.1 to Tessera’s Registration Statement on Form S-8 (SEC File No. 333-151659), filed June 13, 2008, and incorporated herein by reference).

(d)(2)	Form of Stock Option Grant Notice and Stock Option Agreement for Replacement Options for the Tessera Technologies, Inc. Fourth Amended and Restated 2003 Equity Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.

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